
WOODSIDE
AUSTRALIAN ENERGY

6 June 2003


03024140

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside, ENI and Alcan signing Heads of Agreement for Blacktip Gas, lodged with the ASX on 6 June 2003;
- Otway Gas Project major milestone, lodged with the ASX on 6 June 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 6/30



NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace, PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace, PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday, 6 June 2003
7:00am (WST)

WOODSIDE, ENI AND ALCAN SIGN HEADS OF AGREEMENT FOR BLACKTIP GAS

Woodside Energy Ltd, Eni Australia B.V. (a subsidiary of Italy's Eni Group) and Alcan Gove Pty Limited have signed an exclusive heads of agreement specifying key commercial terms for the supply of natural gas from the Blacktip gas field in the Joseph Bonaparte Gulf to Alcan's alumina refinery and bauxite mining plant at Gove in the Northern Territory.

The agreement proposes gas supply of 40 petajoules a year over 20 years from 2007. Blacktip gas provides Alcan with a long-term secure and clean energy source capable of supporting the gasification and expansion of its Gove alumina refinery.

The agreement is conditional on Alcan and the Blacktip partners each making a final investment decision, obtaining regulatory approvals and concluding pipeline arrangements to transport gas from the Joseph Bonaparte Gulf to Gove.

Woodside's Gas Business Unit Director, David Maxwell, said the agreement with Alcan was a key step towards the commercialisation of Blacktip gas.

"Development of the Blacktip gas field provides a secure and competitive gas supply for the Northern Territory and supports Alcan's proposed gasification and expansion of its Gove facilities," he said.

"It is a key part of Woodside's growth strategy for Australian gas."

Blacktip, which is more than 100km north of Wyndham in the offshore permit, WA279P, was discovered in September 2001. Its scope for recovery is 1.1 trillion cubic feet of gas.

Woodside also confirmed that it had reached agreement with Eni on a restructuring of interests in the Bonaparte Gulf in which Eni has increased its stake in permits WA 279P, WA313P and NT/P57. Final equity interests in the relevant permits are:

Companies	Equity pre-sale (%)			Equity post-sale (%)		
	WA 279P	WA 313P	NT/P57	WA 279P	WA 313P	NT/P57
Woodside Energy Ltd (Operator)	70	66.67	70	53.85	50	66.67
Eni Australia B.V.	30	33.33	30	46.15	50	33.33

MEDIA INQUIRIES
Woodside Energy Ltd.
Mike Lane, Darwin Manager

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager

Location Map


124°0'E
129°0'E
134°0'E
Dili
TIMOR LESTE
WEST TIMOR
Sunrise Troubador
Bayu-Undan
Timor Sea
N
0 200
Kilometres
Petrel
Tern
Blacktip
1.1 TCF
Darwin
from Central Australia
existing gas pipeline
Katherine
proposed gas pipeline
Gove
13°0'S
Mataranka
WESTERN AUSTRALIA
NORTHERN
TERRITORY
18°0'S
N
0 1,000
km
400-19355d
BLACKTIP GAS FIELD DEVELOPMENT
NAGBU / 400-19355d / M. Lane / 05 June 2003
WOODSIDE
AUSTRALIAN ENERGY



WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday, 6 June 2003
8:00am (WST)

OTWAY GAS PROJECT MAJOR MILESTONE

The Otway Gas Project has achieved a major milestone toward delivering gas into south-east Australia in 2006. The joint venture participants have committed to the next phase of the development and will invest $26 million in design engineering and project planning, following the recent selection of the preferred development concept. A detailed feasibility study underpins this concept selection and commercialisation of the associated gasfields.

The Otway Gas Project covers the Geographe and Thylacine gas fields, which were discovered in the offshore Otway Basin 55 – 70km respectively south of Port Campbell Victoria in mid 2001. The proposed concept includes the installation of:

- a wellhead platform with five production wells on the Thylacine reservoir;
- a subsea manifold and three production wells on the Geographe reservoir;
- a subsea pipeline linking the Thylacine wellhead platform and the Geographe subsea facilities to the Victorian coast;
- a short onshore pipeline from the coast to the gas plant; and
- an onshore gas plant located near Port Campbell.

The initial capital cost of the Otway Gas Project is forecast to be in the order of A$750 million, with further phases of expenditure over the life of the project. The Project will have an annual production rate of 60 Petajoules per annum and will supply around 10% of south-eastern Australia's current gas demand from 2006 for some 10 years. Provision will be made to tie-in potential future discoveries along the pipeline route.

Woodside's Gas Business Unit Director, David Maxwell, said "This is a key milestone in realising the Otway Gas Project and a major step forward to delivering gas to south-east Australia in 2006."

Basis of design work will start immediately, ultimately clearing the way for tenders to be called for engineering and construction of the onshore and offshore facilities, the pipeline to shore and the underground shore crossing.

It is anticipated that a final investment decision will be taken by May 2004, following completion of the engineering studies and the environmental approval process. The Project is on schedule for start up in mid 2006.

The participants in the Otway Gas Project are Woodside - 51.55% (Operator), Origin Energy Resources Limited - 29.75%, Benaris International NV - 12.70% and CalEnergy Gas (Australia) Limited - 6.00%.

MEDIA INQUIRIES
Woodside Energy Ltd.

INVESTMENT INQUIRIES
Woodside Energy Ltd.


Otway Gas Project - Design Concept
Onshore Gas Plant
HDD Shore
Crossing
Geographe field - VIC/P43
• 55 kms offshore
• subsea manifold with
3 production wells
Gas Pipeline
Umbilical
Thylacine field - T/30P
• 70 kms offshore
• wellhead platform with
5 production wells
Subsea Tie-back

Indicative drawing only, not drawn to scale